

Mail Stop 4631

March 18, 2010

Kenneth R. Allen
Vice President – Finance, Chief Financial Officer and Treasurer
Texas Industries, Inc.
1341 West Mockingbird Lane, Suite 700W
Dallas, Texas 75247-6913

> **Re:** **Texas Industries, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2009**
> **File No. 1-4887**

Dear Mr. Allen:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED MAY 31, 2009

1.    We note your response to prior comment 1, regarding the request for supplemental information and are in receipt of this information. A review of your materiality assessment indicates that your companies business is primarily manufacturing, with a material mining component. Vertically integrated businesses, such as your cement facilities are evaluated based on the mining and all processing operations to the point of significant sales. This does not change your present industrial classification, but your disclosure should conform to Industry Guide 7 as it applies to your industrial mineral operations. Your

proposed disclosure, as provided supplementally will address this. Please apply this proposed disclosure to your future filings.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 31, 2009

Note 11. Condensed Consolidating Financial Information, page 19

2.      We note your response to prior comment 3. Please tell us how you reached the conclusion that the cash flow classification is not material. Please note that condensed consolidating financial statements under Rule 3-10 of Regulation S-X are allowed in lieu of full financial statements for the guarantor subsidiaries as an accommodation. Please provide your assessment of the materiality of the intercompany receivables and payables currently classified in operating activities for each period presented.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding the financial statements or related comments. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with any engineering related questions. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or Dietrich King, Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant